May 16, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Mark Kronforst, Accounting Branch Chief

Re:	Copernic Inc.
Form 6-K filed March 6, 2007
File no. 000-171164

Dear Mr. Kronforst:

We have reviewed your May 8, 2008 Comment Letter (“Letter”) and provide our responses to the questions you raised below.

No sales have occurred under the Post-Effective Amendment to our Form F-3, initially filed on August 31, 2007, which we withdrew on September 17, 2007 and refiled on September 17, 2007 (“Registration Statement”). The only shares the Registration Statement registered were shares issuable upon exercise of outstanding Warrants with an exercise price of approximately $15.82 per share for 606,392 warrants and $12.31 per share for 40,000 warrants (“Exercise Price”). These Warrants do not contain any language permitting their cashless exercise. Therefore, because the trading price for the Company’s common stock (now approximately $1.00) has been substantially below this Exercise Price during the time the Warrants have been outstanding, no selling shareholder has exercised or for that matter is ever likely to exercise any Warrants.

Consequently, we have not advised any selling shareholders to discontinue offers and sales because they have not exercised their Warrants and do not own any shares of our common stock. We would, however, certainly advise any warrant holder exercising Warrants that the underlying shares could not be offered or sold under the Registration Statement or related prospectus until such time as we have satisfactorily resolved our outstanding disclosure issues. We understand these issues will be satisfied when we publish our audited financial statements for 2008, which is the third full year consolidating results of Copernic Technologies Inc.

We have instructed Equity Transfer, our transfer agent, that no offers or sales can be made pursuant to the Registration Statement or the prospectus related thereto. We enclose a copy of our instructions for your reference. In addition, as noted in the preceding paragraph, we will notify any warrant holder seeking to exercise Warrants that no offers or sales can be made pursuant to the Registration Statement or the prospectus related thereto until we have satisfactorily resolved our outstanding disclosure issues relative to the Registration Statement.

We trust that our response fully addresses the questions your Letter sets forth.

Best regards,

Copernic Inc.

/s/ Daniel Bertrand

Daniel Bertrand
Executive Vice President and Chief Financial Officer

May 16, 2008

Michael Lee
Equity Transfer & Trust company

200 University Avenue
Suite 400
Toronto, ON M5H 4H1

Subject: Instructions To Be Followed

Dear Michael,

Please be advised that until further written notice from us, no offers or sales can be made under the Form F-3 and related Prospectus as contained in the Post Effective Amendment filed on September 17, 2007.  These instructions shall remain in force until we provide you further written notice revoking these instructions.  Please advise us immediately if anyone seeks to register a transaction of shares purportedly covered by that Registration Statement and Prospectus.

Regards,

Copernic Inc.

/s/ Daniel Bertrand

Daniel Bertrand
Executive Vice President and Chief Financial Officer
(: (514) 908-4318
7: (514) 874-0886
*: dbertrand@copernic.com

DB/medf